July 29, 2009

Ms. Jaime G. John, Staff Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	AmREIT Monthly Income & Growth Fund III, Ltd. File No. 000-52619 Form 10-K for the year ended December 31, 2008 Form 10-Q for the quarter ended March 31, 2009

Dear Ms. John,

This letter sets forth the responses of AmREIT Monthly Income & Growth Fund III, Ltd. (the “Issuer”), to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), in your letter dated July 16, 2009. For your convenience, we have set forth each of your comments followed by the relevant response.

Form 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

Item 5. Market for Common Equity... page 18

1.

COMMENT: We note your response to comment 3 of our letter dated May 21, 2009. Please confirm that in future filings you will specifically disclose the dollar amount of distributions paid from borrowings and any other source other than cash flows from operations.

RESPONSE: The Issuer confirms that in future 10-K filings we will specifically disclose the dollar amount of distributions paid from borrowings and any other source other than cash flows from operations.

2.

COMMENT: We note that you received three redemption requests during the first quarter of 2009, but that you only granted one request. Please tell us why you granted one request and denied the other two.

RESPONSE: The one request that was granted was a hardship request, was received in the latter part of 2008 and was approved and paid by the General Partner in the first quarter of 2009. The General Partner determined in its sole discretion and based on continued deterioration in macroeconomic conditions that no further redemption requests received subsequent to December 31, 2008 would be considered. The two remaining redemption requests were received in the first quarter of 2009 and were therefore denied.

Item 6. Management’s Discussion and Analysis and Plan of Operation, page 20

3.	COMMENT: We note your response to prior comment 6. Please confirm that you will also include disclosure regarding the current economic environment in your quarterly reports on Form 10-Q.

Jaime G. John

May 29, 2009

RESPONSE: The Issuer confirms that disclosure regarding the current economic environment will be included in its quarterly reports on Form 10-Q.

Financial Statements and Notes

Report on Independent Registered Public Accounting Firm, page F-2

4.	COMMENT: We read your response to comment nine. Please note that we will monitor your amended Form 10-K for compliance with our prior comment.

RESPONSE: The Issuer notes the Staff’s comment, and we will file within 5 business days the Form 10-K/A to revise the audit opinion to properly refer to Schedule III in accordance with Rule 5-04 of Regulation S-X.

Note 8 – Partners’ Capital and Minority Interest

Limited Optional Redemption, page F-16

5.

COMMENT: We considered your response to comment 12. We noted the redemption terms are stated in the Private Offering Memorandum. Please confirm that, as we presume, the redemption terms stated in the Private Offering Memorandum and the Agreement of Limited Partnership are identical. If not, explain the differences and how you evaluated them under EITF Topic D-98.

RESPONSE: The Issuer confirms that the redemption terms stated in the Private Offering Memorandum and in the Agreement of Limited Partnership are identical.

6.

COMMENT: Please clarify whether any aspect of the redemption feature would require cash settlement by you under any circumstances, and tell us the exact terms within the Agreement of Limited Partnership that support your response.

RESPONSE: There are no aspects of the redemption feature outside of the Issuer’s control that would require cash settlement. Article 9.4 of the Agreement of Limited Partnership states that any Limited Partner who has held Units for at least three years shall have the right to request redemption. The General Partner shall then determine whether the Partnership has sufficient funds to grant the request, which determination shall be made prior to the requested redemption date in the sole discretion of the General Partner. In summary, Article 9.4 gives the Limited Partners the right to request redemption under certain circumstances; however, the determination as to whether that request will be honored is in the sole discretion of the General partner.

The Issuer acknowledes that:

•	The Issuer is reponsible for the adequacy and accuracy of the disclosure in the filing:
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Issuer may not assert staff comments as a defense in any proceeding intiated by the Commission or any person under the federal securities laws of the United States.

Jaime G. John

May 29, 2009

We thank you in advance for your consideration of the above responses. Should you have any additional questions or need additional assistance, I can be contacted at (713) 850-1400.

Sincerely,

Chad Braun

Chief Financial Officer